FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, March 29, 2007

FAIRFAX ANNOUNCES ACQUISITION OF ADDITIONAL CUNNINGHAM LINDSEY SHARES

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has entered into an agreement to purchase 1,031,090 subordinate voting shares of Cunningham Lindsey Group Inc. from a group of third party investors.

The Cunningham Lindsey shares will be acquired pursuant to a private agreement transaction at an aggregate purchase price of Cdn$2.25 million. Closing of the transaction is expected to occur on or about April 23, 2007. The shares are being purchased for investment purposes and Fairfax may acquire additional shares from time to time in accordance with applicable laws. This press release is being issued as required under the early warning requirements of applicable securities laws.

Fairfax currently owns, directly and indirectly, 2,172,829 multiple voting shares and 15,713,741 subordinate voting shares of Cunningham Lindsey representing 100% of the outstanding multiple voting shares and approximately 78.9% of the outstanding subordinate voting shares. After giving effect to the purchase of 1,031,090 subordinate voting shares, Fairfax will own approximately 16,744,831 subordinate voting shares of Cunningham Lindsey representing approximately 84.1% of such class of shares and Fairfax will continue to own 100% of the outstanding multiple voting shares. Fairfax has beneficial ownership and control over all such shares and is not acting with any joint actor in connection with the purchases or the ownership of such shares.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941